UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 3, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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This report includes the media release and the slides for the presentation to investors in connection with the 3Q16 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
November 3, 2016
Media Release
Credit Suisse announces profitable 3Q16
• Group reported PTI of CHF 222 million, up 12% compared to 2Q16
• Group adjusted* PTI of CHF 327 million, up 13% compared to 2Q16
• Combined reported PTI of CHF 1,155 million (adjusted* CHF 847 million) for APAC, SUB and IWM
• Adjusted* non-compensation expenses down 12% at constant FX rates compared to 3Q15; as of November 3, 2016, headcount1 reduced by 5,400 of the 6,000 targeted for FY16
• Net income attributable to shareholders of CHF 41 million
Wealth Management NNA of CHF 30.9 billion for 9M16 in challenging markets
• Wealth Management NNA of CHF 9.2 billion for 3Q16
• Cumulative Wealth Management NNA for 9M16 of CHF 30.9 billion, up 40% compared to 9M15
• 9M16 Wealth Management AuM of CHF 725 billion, up 9% compared to 9M15
IBCM and GM profitable
• Strong revenue contribution in IBCM with outperformance in debt and equity underwriting
• Positive momentum in GM from core Credit franchise
Strengthening of capital position and leverage ratio
• Look-through CET1 ratio of 12%, up 180 bp compared to 3Q15; includes a gain on the sale of real estate of CHF 346 million and litigation provisions of CHF 357 million
• Look-through CET1 leverage ratio of 3.4%, up 60 bp compared to 3Q15
• SRU reduced leverage exposure by USD 29 billion and RWA by USD 3 billion compared to 2Q16, contributing to Group’s improved capital position and look-through CET1 leverage ratio
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “In 3Q16, we remained focused on implementing our strategy with discipline. The hard work of our teams across our divisions has allowed us to confirm the positive trends that were visible in our 2Q16 results.
We have remained focused on reducing our cost base, with our total adjusted* operating cost base at constant FX rates decreasing by 2% compared to 3Q15. At constant FX rates, adjusted* non-compensation expenses decreased 12%, reflecting our restructuring efforts beyond straight headcount reductions. In parallel, as of November 3, 2016, our headcount1 was reduced by 5,400. We estimate that the annualized equivalent of the net adjusted cost savings achieved in 9M16 is CHF 1.5 billion2: we are on track to beat our end-2016 target.
APAC, SUB and IWM were all profitable with combined adjusted* PTI of CHF 847 million and generated CHF 9.2 billion of Wealth Management NNA. Cumulative Wealth Management NNA of CHF 30.9 billion in 9M16 were up 40% compared to 9M15. Our IBCM division achieved a 16% increase in USD net revenues in 3Q16 compared to 3Q15 and our Global IBCM franchise achieved a 22% increase in 3Q16 revenues year on year. In our restructured GM division, RWA are down 16% and revenues are down 14% compared to 3Q15. Thanks to our focus on costs, GM was profitable for the second consecutive quarter with particular strength in Global Credit Products. We continued to make progress in the SRU, reducing leverage exposure by USD 78 billion and RWA by USD 20 billion compared to 3Q15. Over the same period, SRU costs have decreased by USD 310 million or 47%.
In APAC, net revenues for the division totaled CHF 917 million in 3Q16, representing an increase against both 2Q16 and 3Q15. Wealth Management produced record net revenues of CHF 346 million. NNA were strong at CHF 4.6 billion, and we reached record AuM of CHF 169 billion, driven by increased momentum with UHNWI and entrepreneur clients. Our integrated coverage model in these segments is continuing to gain traction as we deliver bespoke financing, underwriting and advisory services to this target client base.

SUB delivered solid adjusted* PTI of CHF 431 million in 3Q16. In Wealth Management, we recorded outflows of CHF 0.5 billion and CHF 0.4 billion as we exited a number of EAM relationships and in relation to ongoing regularization measures, respectively, resulting in NNA of CHF 0.2 billion. Compared to 2Q16, we generated stable NII, offset by seasonally lower transaction volumes.
IWM continued to attract strong NNA in Wealth Management, which totaled CHF 4.4 billion in 3Q16. Our 2016 growth initiatives, including the launch of the Strategic Client Partners unit with a dedicated coverage team, have allowed us to create further value for our UHNWI clients. In 3Q16, strong NII reflected higher loan volumes and higher margins, offsetting seasonally weaker transaction volumes that remained adversely affected in a challenging market environment.
In IBCM, we generated USD 55 million of adjusted* PTI in 3Q16. Overall, IBCM net revenues were up 16% from 3Q15, with Equity and Debt Underwriting up 40% and 13%, respectively, contributing to our top 5 position3 across key products. In Advisory, we continued to leverage the strength of our global franchise, with a number of marquee transactions exceeding USD 10 billion4 announced during 3Q16.
GM delivered adjusted* PTI of USD 150 million, a result achieved by a combination of our focus on cost reduction and the strong performance in Credit compared to 3Q15. Global Credit Products delivered its best third quarter performance since 2013 as our teams stayed close to clients across high yield and investment grade markets. This was offset by a weaker contribution from our equities businesses, particularly in equity derivatives and equities trading in Europe. In the US, our Equities franchise held up well and we maintained our strong positions with our core clients across Cash and Prime Services. We continue to make progress in creating operating leverage in GM and expect to approach our end-2018 cost target of USD 5.4 billion by end-2016.
Compared to 3Q15, the SRU delivered further reductions in leverage exposure of USD 78 billion and in RWA of USD 20 billion. Over the same period, SRU adjusted* costs have decreased by USD 310 million or 47%. The progress in the SRU is central to the restructuring of the Group as it contributes to generating the resources we need to invest in APAC, IWM, SUB and IBCM, where we expect to produce higher returns.
We further strengthened our capital position with a CET1 ratio of 12% on a look-through basis as of end-3Q16, including the impact of litigation provisions of CHF 357 million.
During 3Q16, we continued to make progress in implementing our strategy. We have reduced costs significantly and continued to grow profitably in our chosen markets, with cumulative NNA across Wealth Management up 40% year on year. Disciplined capital management, organic capital generation and the disposal of assets and businesses announced in March 2016 have allowed us to continue to invest in higher return areas.
Looking ahead, we expect market activity to continue to be influenced by geopolitical and macro-economic uncertainty over the next several quarters and the outlook to remain challenging.
We still have a long way to go in our journey but we are fully mobilized to deliver in challenging market conditions on our key commitments to reduce cost, strengthen our capital base and drive profitable business growth.”

Information for media
Media Relations, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com
Information for investors
Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com
The complete 3Q16 Financial Report and Results Presentation Slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/results.
Presentation of 3Q16 results – Thursday November 3, 2016
Event	Analyst Call	Media telephone conference
Time	08:15 Zurich 07:15 London 03:15 New York	10:15 Zurich 09:15 London 05:15 New York
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 95668961#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 95703020# Conference ID German: 95710327#
The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.

Asia Pacific (APAC)
APAC achieved profitable growth in 3Q16 with an adjusted* PTI of CHF 175 million and generated an adjusted* return on regulatory capital of 13%5. Net revenues totaled CHF 917 million, up 4% compared to 3Q15, demonstrating the strength of the Wealth Management franchise and the effectiveness of the integrated approach to serving clients. Compared to 2Q16, APAC reported higher restructuring expenses, principally in the Investment Bank.
Wealth Management reported record AuM of CHF 169 billion at end-3Q16. Continued collaboration activity across the division contributed to NNA of CHF 4.6 billion, representing an annualized growth rate of 12%. Adjusted* net margin decreased 2 basis points compared to 3Q15, with growth in net interest income and transactional revenues offset by higher operating expenses and provision for credit losses. The increase in provision for credit losses relates to a small number of share-based loans in Hong Kong.
The Investment Bank delivered a strong performance in the business with UHNWI and entrepreneur clients. In 9M16, the APAC IBCM franchise ranked #1 in terms of share of wallet in Asia Pacific ex-Japan among international banks6. Fixed Income revenues increased 51% compared to 3Q15, mainly reflecting higher financing activities with UHNWI and entrepreneur clients. Equity sales and trading revenues were stable compared to 2Q16 and were lower compared to 3Q15 due to lower trading volumes.
International Wealth Management (IWM)
IWM delivered a robust performance in challenging markets with an adjusted* PTI of CHF 241 million and continued NNA momentum across businesses and regions. Adjusted* total operating expenses remained stable compared to 3Q15, with disciplined cost control being offset by further investments in growth and higher compliance and regulatory costs.
Wealth Management reported higher revenues compared to 3Q15, with strong NII reflecting the cumulative benefit from loan growth and higher margins. Recurring revenues remained broadly stable over the last three quarters while transactional revenues were adversely affected by a challenging market environment. The hiring of senior and experienced RMs continued in 3Q16, with the number of new hires offset by managed reductions and attrition. Strong NNA of CHF 4.4 billion–representing an annualized growth rate of 6% - reflected inflows from emerging markets and Europe. AuM of CHF 311.4 billion increased 9% compared to 3Q15.
In Asset Management, adjusted* PTI increased significantly from 3Q15, driven by lower operating expenses. Higher investment-related gains and broadly stable management fees were offset by lower investment and partnership income, mainly from single manager hedge funds, compared to 3Q15. NNA of CHF 5 billion include strong contributions from emerging markets and fixed income products.
Swiss Universal Bank (SUB)
SUB delivered adjusted* PTI of CHF 431 million, reflecting higher revenues from NII, partially offset by subdued transaction volumes across the franchise due to lower levels of client activity. Compared to 3Q15, adjusted* total operating costs declined 7% despite continuous investments in regulatory, compliance and digitalization initiatives in Wealth Management. SUB continued to focus on growing the Bank for Entrepreneurs.
In Wealth Management, mandates penetration was 29% at end-3Q16, an increase of 5% compared to 3Q15 driven by Credit Suisse Invest. AuM remained strong at CHF 244.5 billion. SUB recorded NNA of CHF 0.2 billion, including outflows from selected EAM exits and regularization. Wealth Management realized a gain on the sale of real estate of CHF 346 million (excl. from adjusted* PTI) in 3Q16.

Corporate & Institutional Banking achieved a strong result and maintained its leading market share in terms of announced M&A transactions7 and DCM8 deals despite challenging market conditions.
Credit Suisse (Schweiz) AG is on track to commence operations in November 2016. The planned partial (20-30%) initial public offering is scheduled to take place by end-2017, market conditions permitting9.
Investment Banking & Capital Markets (IBCM)
IBCM continued to execute its strategy as evidenced by strong share of wallet gains10 across all key products in 9M16 compared to 2015.
IBCM delivered an adjusted* PTI of USD 55 million. Compared to 3Q15, net revenues of USD 479 million were up 16%, reflecting an increase in debt and equity underwriting revenues, partially offset by lower advisory revenues. Adjusted* total operating costs increased compared to 3Q15, driven by higher variable compensation expenses.
The strength and connectivity of the global IBCM franchise is also reflected in the global advisory and underwriting revenues11 of USD 945 million, which increased 22% compared to 3Q15 and outperformed the industry-wide fee pool, which rose by 4%. Credit Suisse achieved global top 5 positions3 across its key products in 9M16.
RWA totaled USD 18.6 billion and were 21% higher than in 3Q15, primarily reflecting the increase in IBCM’s share in the Corporate Bank.
Global Markets (GM)
GM had a profitable 3Q16 with adjusted* PTI of USD 150 million. Compared to 3Q15, performance was driven by continued strength in Credit products, improved emerging markets revenues, notably in Latin America, and our ability to sustain our market share during restructuring12. This was offset by a weaker contribution from Equities, in part as a result of the reduced allocation of capital to the business compared to 3Q15. In the US, our Equities franchise held up well and we maintained our strong positions with our core clients across Cash and Prime Services. In Europe, the performance in Equities was weaker, driven by lower client activity and less favorable trading conditions. Additionally, our equity derivatives business was impacted by a low volatility and low volume environment, resulting in weaker revenues compared to 3Q15.
GM saw positive client momentum and maintained market share in several businesses as the division further optimized its cost- and capital-efficient business model. GM continues to invest in its chosen products and geographies to further strengthen its market position.
As a result of GMAR, GM achieved further operating efficiency gains across the division with adjusted* total operating costs down 15% compared to 2Q16. GM continues to make progress in creating operating leverage and expects to approach its end-2018 cost target of USD 5.4 billion by end-2016.
RWA remained broadly stable compared to end-2Q16 and GM continues to operate below the end-2016 RWA ceiling of USD 60 billion.

Strategic Resolution Unit (SRU)
The SRU continued to make substantial progress in reducing leverage exposure and RWA, which decreased by USD 29 billion and USD 3 billion, respectively, compared to 2Q16, as a result of a broad range of transactions in 3Q16. These included various disposals, such as the sale of a number of corporate loan portfolios and the sale of Credit Suisse Park View BDC, Inc. as well as the continued progress of credit derivative trade exits and the execution of a large number of transactions aimed at reducing derivative exposures.
Adjusted* pre-tax loss improved by USD 230 million compared to 2Q16. Lower revenue losses in 3Q16 were driven by a recovery in the credit markets from 1H16, partially offset by losses on life insurance and a credit provision on ship finance portfolios. On a reported basis, the SRU recorded a pre-tax loss of USD 874 million, which included litigation provisions.
Adjusted* total operating costs decreased by USD 310 million compared to 3Q15, driven by the exit from the US Private Banking onshore business and a reduced footprint in legacy investment banking businesses.
SRU has continued to make significant progress since the strategy was announced in October 2015. Compared to 3Q15, RWA and leverage exposure decreased by USD 20 billion and USD 78 billion, respectively.

Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1 Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers. Includes departed and notified headcount.
2 Cost savings comparing 9M16 adjusted operating expenses at constant FX rates to 75% of full year 2015 cost base of CHF 21.2 billion.
3 Source: Dealogic for the period ending September 30, 2016.
4 Source: Dealogic as of September 30, 2016.
5 Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
6 Source: Dealogic as of October 2016.
7 Source: Thomson Securities, SDC Platinum, Credit Suisse.
8 Source: International Financial Review.
9 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
10 Source: Dealogic for the period ending September 30, 2016; includes Americas and EMEA only.
11 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
12 Source: Thomson Reuters, Dealogic, The Banker, Investment Banking Awards 2016 and GlobalCapital.
Abbreviations
Asia Pacific – APAC; Asset under Management – AuM; basis point – bp; Debt Capital Markets – DCM; Global Markets – GM; EAM – External Asset Managers; General & Administrative – G&A; Global Markets Accelerated Restructuring – GMAR; International Wealth Management – IWM; Investment Banking & Capital Markets – IBCM; Net New Assets – NNA; Net Interest Income – NII; Pre-tax income – PTI; Relationship Managers – RMs; Risk weighted assets – RWA; Strategic Resolution Unit – SRU; Swiss Universal Bank – SUB; M&A – Mergers and Acquisitions; ECM – Equity Capital Markets; DCM – Debt Capital Markets
Important information
This Media Release contains select information from the full 3Q16 Financial Report and 3Q16 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q16 Financial Report and 3Q16 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q16 Financial Report and Results Presentation Slides are not incorporated by reference into this Media Release.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
“Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to Wealth Management focused divisions throughout this Media Release, we mean APAC, IWM and SUB. References to the “Wealth Management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
When we refer to operating divisions throughout this Media Release, we mean SUB, IWM, APAC, IBCM and GM.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Key metrics
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,396	5,108	5,985	6	(10)	15,142	19,587	(23)
Provision for credit losses	55	(28)	110	–	(50)	177	191	(7)
Total operating expenses	5,119	4,937	5,023	4	2	15,028	15,377	(2)
Income/(loss) before taxes	222	199	852	12	(74)	(63)	4,019	–
Net income/(loss) attributable to shareholders	41	170	779	(76)	(95)	(91)	2,884	–
Assets under management and net new assets (CHF million)
Assets under management	1,255.2	1,218.4	1,285.8	3.0	(2.4)	1,255.2	1,285.8	(2.4)
Net new assets	11.9	12.1	16.2	(1.7)	(26.5)	34.5	44.8	(23.0)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.1	14.2	14.0	–	–	14.1	14.0	–
Look-through CET1 ratio (%)	12.0	11.8	10.2	–	–	12.0	10.2	–
Look-through CET1 leverage ratio (%)	3.4	3.3	2.8	–	–	3.4	2.8	–
Look-through tier 1 leverage ratio (%)	4.6	4.4	3.9	–	–	4.6	3.9	–
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Statements of operations (CHF million)
Net revenues	5,561	5,471	6,073	(165)	(363)	(88)	5,396	5,108	5,985
Provision for credit losses	50	9	89	5	(37)	21	55	(28)	110
Compensation and benefits	2,540	2,572	2,202	134	162	305	2,674	2,734	2,507
General and administrative expenses	1,464	1,530	1,781	514	230	319	1,978	1,760	2,100
Commission expenses	309	331	374	13	21	42	322	352	416
Restructuring expenses	124	71	–	21	20	–	145	91	–
Total other operating expenses	1,897	1,932	2,155	548	271	361	2,445	2,203	2,516
Total operating expenses	4,437	4,504	4,357	682	433	666	5,119	4,937	5,023
Income/(loss) before taxes	1,074	958	1,627	(852)	(759)	(775)	222	199	852
Statement of operations metrics (%)
Return on regulatory capital	10.4	9.4	15.1	–	–	–	1.8	1.6	6.5
Balance sheet statistics (CHF million)
Total assets	729,130	723,106	752,205	77,581	98,058	106,215	806,711	821,164	858,420
Risk-weighted assets [1]	217,194	214,974	211,111	53,268	56,481	73,511	270,462	271,455	284,622
Leverage exposure [1]	833,736	822,743	853,134	115,008	143,805	191,735	948,744	966,548	1,044,869
1 Disclosed on a look-through basis.

Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	9M16	9M15	9M16		9M15	9M16	9M15
Statements of operations (CHF million)
Net revenues	16,211	18,950	(1,069)		637	15,142	19,587
Provision for credit losses	94	154	83		37	177	191
Compensation and benefits	7,384	7,488	506		909	7,890	8,397
General and administrative expenses	4,550	4,867	1,036		899	5,586	5,766
Commission expenses	1,011	1,092	50		122	1,061	1,214
Restructuring expenses	371	–	120		–	491	–
Total other operating expenses	5,932	5,959	1,206		1,021	7,138	6,980
Total operating expenses	13,316	13,447	1,712		1,930	15,028	15,377
Income/(loss) before taxes	2,801	5,349	(2,864)		(1,330)	(63)	4,019
Statement of operations metrics (%)
Return on regulatory capital	9.1	16.2	–	.	–	(0.2)	9.8
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Reconciliation of adjusted results (CHF million)
Net revenues	5,561	5,471	6,073	(165)	(363)	(88)	5,396	5,108	5,985
Fair value on own debt	–	–	(623)	–	–	–	–	–	(623)
Real estate gains	(346)	0	0	0	0	0	(346)	0	0
Adjusted net revenues	5,215	5,471	5,450	(165)	(363)	(88)	5,050	5,108	5,362
Provision for credit losses	50	9	89	5	(37)	21	55	(28)	110
Total operating expenses	4,437	4,504	4,357	682	433	666	5,119	4,937	5,023
Restructuring expenses	(124)	(71)	–	(21)	(20)	–	(145)	(91)	–
Major litigation provisions	12	0	(177)	(318)	0	(26)	(306)	0	(203)
Adjusted total operating expenses	4,325	4,433	4,180	343	413	640	4,668	4,846	4,820
Income/(loss) before taxes	1,074	958	1,627	(852)	(759)	(775)	222	199	852
Total adjustments	(234)	71	(446)	339	20	26	105	91	(420)
Adjusted income/(loss) before taxes	840	1,029	1,181	(513)	(739)	(749)	327	290	432
Adjusted return on regulatory capital (%)	8.1	10.1	11.0	–	–	–	2.7	2.4	3.3
	Core Results		Strategic Resolution Unit		Credit Suisse
in	9M16	9M15	9M16	9M15	9M16	9M15
Reconciliation of adjusted results (CHF million)
Net revenues	16,211	18,950	(1,069)	637	15,142	19,587
Fair value on own debt	–	(995)	–	–	–	(995)
Real estate gains	(346)	(23)	0	0	(346)	(23)
Gains on business sales [1]	52	0	4	0	56	0
Adjusted net revenues	15,917	17,932	(1,065)	637	14,852	18,569
Provision for credit losses	94	154	83	37	177	191
Total operating expenses	13,316	13,447	1,712	1,930	15,028	15,377
Restructuring expenses	(371)	–	(120)	–	(491)	–
Major litigation provisions	12	(221)	(318)	(36)	(306)	(257)
Adjusted total operating expenses	12,957	13,226	1,274	1,894	14,231	15,120
Income/(loss) before taxes	2,801	5,349	(2,864)	(1,330)	(63)	4,019
Total adjustments	65	(797)	442	36	507	(761)
Adjusted income/(loss) before taxes	2,866	4,552	(2,422)	(1,294)	444	3,258
Adjusted return on regulatory capital (%)	9.3	13.8	–	–	1.2	8.0
1
Reflects a reclassification of CHF 52 million from cumulative translation adjustments to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 9M16.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Results (CHF million)
Net revenues	1,667	1,337	1,364	25	22	4,360	4,226	3
of which Private Banking	1,160	840	857	38	35	2,846	2,733	4
of which Corporate & Institutional Banking	507	497	507	2	0	1,514	1,493	1
Provision for credit losses	30	9	39	233	(23)	45	95	(53)
Total operating expenses	879	875	925	0	(5)	2,672	2,820	(5)
Income before taxes	758	453	400	67	90	1,643	1,311	25
of which Private Banking	544	251	204	117	167	1,000	710	41
of which Corporate & Institutional Banking	214	202	196	6	9	643	601	7
Metrics (%)
Return on regulatory capital	24.7	14.9	13.4	–	–	18.0	14.3	–
Cost/income ratio	52.7	65.4	67.8	–	–	61.3	66.7	–
Private Banking
Assets under management (CHF billion)	244.5	241.4	237.1	1.3	3.1	244.5	237.1	3.1
Net new assets (CHF billion)	0.2	0.9	3.1	–	–	1.8	6.1	–
Gross margin (annualized) (bp)	191	140	141	–	–	158	145	–
Net margin (annualized) (bp)	89	42	34	–	–	55	38	–
Corporate & Institutional Banking
Assets under management (CHF billion)	284.6	280.9	263.1	1.3	8.2	284.6	263.1	8.2
Net new assets (CHF billion)	(1.2)	0.7	1.9	–	–	1.8	6.4	–
Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	1,160	840	857	507	497	507	1,667	1,337	1,364
Real estate gains	(346)	0	0	0	0	0	(346)	0	0
Adjusted net revenues	814	840	857	507	497	507	1,321	1,337	1,364
Provision for credit losses	13	7	14	17	2	25	30	9	39
Total operating expenses	603	582	639	276	293	286	879	875	925
Restructuring expenses	(16)	(3)	–	(3)	(1)	–	(19)	(4)	–
Adjusted total operating expenses	587	579	639	273	292	286	860	871	925
Income before taxes	544	251	204	214	202	196	758	453	400
Total adjustments	(330)	3	0	3	1	0	(327)	4	0
Adjusted income before taxes	214	254	204	217	203	196	431	457	400
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.0	15.0	13.4
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	2,846	2,733	1,514	1,493	4,360	4,226
Real estate gains	(346)	(23)	0	0	(346)	(23)
Adjusted net revenues	2,500	2,710	1,514	1,493	4,014	4,203
Provision for credit losses	29	35	16	60	45	95
Total operating expenses	1,817	1,988	855	832	2,672	2,820
Restructuring expenses	(54)	–	(9)	–	(63)	–
Adjusted total operating expenses	1,763	1,988	846	832	2,609	2,820
Income before taxes	1,000	710	643	601	1,643	1,311
Total adjustments	(292)	(23)	9	0	(283)	(23)
Adjusted income before taxes	708	687	652	601	1,360	1,288
Adjusted return on regulatory capital (%)	–	–	–	–	14.9	14.1

International Wealth Management
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Results (CHF million)
Net revenues	1,081	1,145	1,093	(6)	(1)	3,399	3,379	1
of which Private Banking	789	811	785	(3)	1	2,453	2,416	2
of which Asset Management	292	334	308	(13)	(5)	946	963	(2)
Provision for credit losses	0	16	11	(100)	(100)	14	12	17
Total operating expenses	836	884	885	(5)	(6)	2,595	2,620	(1)
Income before taxes	245	245	197	0	24	790	747	6
of which Private Banking	196	184	156	7	26	613	600	2
of which Asset Management	49	61	41	(20)	20	177	147	20
Metrics (%)
Return on regulatory capital	20.5	20.6	17.0	–	–	22.2	21.7	–
Cost/income ratio	77.3	77.2	81.0	–	–	76.3	77.5	–
Private Banking
Assets under management (CHF billion)	311.4	298.6	286.5	4.3	8.7	311.4	286.5	8.7
Net new assets (CHF billion)	4.4	5.4	1.7	–	–	15.2	1.2	–
Gross margin (annualized) (bp)	104	110	106	–	–	111	106	–
Net margin (annualized) (bp)	26	25	21	–	–	28	26	–
Asset Management
Assets under management (CHF billion)	324.3	314.9	314.6	3.0	3.1	324.3	314.6	3.1
Net new assets (CHF billion)	5.0	3.5	5.6	–	–	10.0	22.9	–
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	789	811	785	292	334	308	1,081	1,145	1,093
Provision for credit losses	0	16	11	0	0	0	0	16	11
Total operating expenses	593	611	618	243	273	267	836	884	885
Restructuring expenses	(13)	(13)	–	(2)	(2)	–	(15)	(15)	–
Major litigation provisions	19	0	(50)	0	0	0	19	0	(50)
Adjusted total operating expenses	599	598	568	241	271	267	840	869	835
Income before taxes	196	184	156	49	61	41	245	245	197
Total adjustments	(6)	13	50	2	2	0	(4)	15	50
Adjusted income before taxes	190	197	206	51	63	41	241	260	247
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.1	21.9	21.3
	Private Banking		Asset Management		International Wealth Management
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	2,453	2,416	946	963	3,399	3,379
Provision for credit losses	14	12	0	0	14	12
Total operating expenses	1,826	1,804	769	816	2,595	2,620
Restructuring expenses	(36)	–	(2)	–	(38)	–
Major litigation provisions	19	(40)	0	0	19	(40)
Adjusted total operating expenses	1,809	1,764	767	816	2,576	2,580
Income before taxes	613	600	177	147	790	747
Total adjustments	17	40	2	0	19	40
Adjusted income before taxes	630	640	179	147	809	787
Adjusted return on regulatory capital (%)	–	–	–	–	22.7	22.8

Asia Pacific
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Results (CHF million)
Net revenues	917	911	885	1	4	2,735	3,013	(9)
of which Private Banking	346	337	303	3	14	1,002	907	10
of which Investment Banking	571	574	582	(1)	(2)	1,733	2,106	(18)
Provision for credit losses	34	3	24	–	42	15	32	(53)
Total operating expenses	731	702	699	4	5	2,098	1,987	6
Income before taxes	152	206	162	(26)	(6)	622	994	(37)
of which Private Banking	66	90	69	(27)	(4)	276	296	(7)
of which Investment Banking	86	116	93	(26)	(8)	346	698	(50)
Metrics (%)
Return on regulatory capital	11.3	15.6	12.5	–	–	15.9	23.0	–
Cost/income ratio	79.7	77.1	79.0	–	–	76.7	65.9	–
Private Banking
Assets under management (CHF billion)	169.0	158.3	139.1	6.8	21.5	169.0	139.1	21.5
Net new assets (CHF billion)	4.6	5.0	3.7	–	–	13.9	14.8	–
Gross margin (annualized) (bp)	84	87	84	–	–	85	81	–
Net margin (annualized) (bp)	16	23	19	–	–	24	26	–
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	346	337	303	571	574	582	917	911	885
Provision for credit losses	38	2	24	(4)	1	–	34	3	24
Total operating expenses	242	245	210	489	457	489	731	702	699
Restructuring expenses	(3)	0	–	(20)	(10)	–	(23)	(10)	–
Adjusted total operating expenses	239	245	210	469	447	489	708	692	699
Income before taxes	66	90	69	86	116	93	152	206	162
Total adjustments	3	0	0	20	10	0	23	10	0
Adjusted income before taxes	69	90	69	106	126	93	175	216	162
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.9	16.4	12.5
	Private Banking		Investment Banking		Asia Pacific
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	1,002	907	1,733	2,106	2,735	3,013
Provision for credit losses	23	23	(8)	9	15	32
Total operating expenses	703	588	1,395	1,399	2,098	1,987
Restructuring expenses	(3)	–	(31)	–	(34)	–
Adjusted total operating expenses	700	588	1,364	1,399	2,064	1,987
Income before taxes	276	296	346	698	622	994
Total adjustments	3	0	31	0	34	0
Adjusted income before taxes	279	296	377	698	656	994
Adjusted return on regulatory capital (%)	–	–	–	–	16.7	23.0

Global Markets
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Results (CHF million)
Net revenues	1,357	1,630	1,579	(17)	(14)	4,232	5,656	(25)
Provision for credit losses	(5)	(17)	14	(71)	–	1	14	(93)
Total operating expenses	1,275	1,493	1,302	(15)	(2)	4,188	4,261	(2)
Income before taxes	87	154	263	(44)	(67)	43	1,381	(97)
Metrics (%)
Return on regulatory capital	2.5	4.3	6.5	–	–	0.4	11.0	–
Cost/income ratio	94.0	91.6	82.5	–	–	99.0	75.3	–
Reconciliation of adjusted results
	Global Markets
in	3Q16	2Q16	3Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	1,357	1,630	1,579	4,232	5,656
Provision for credit losses	(5)	(17)	14	1	14
Total operating expenses	1,275	1,493	1,302	4,188	4,261
Restructuring expenses	(52)	(50)	–	(202)	–
Major litigation provisions	(7)	0	(127)	(7)	(181)
Adjusted total operating expenses	1,216	1,443	1,175	3,979	4,080
Income before taxes	87	154	263	43	1,381
Total adjustments	59	50	127	209	181
Adjusted income before taxes	146	204	390	252	1,562
Adjusted return on regulatory capital (%)	4.1	5.8	9.6	2.4	12.4

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Results (CHF million)
Net revenues	467	543	400	(14)	17	1,398	1,367	2
Provision for credit losses	(9)	0	0	–	–	20	0	–
Total operating expenses	437	408	335	7	30	1,266	1,204	5
Income before taxes	39	135	65	(71)	(40)	112	163	(31)
Metrics (%)
Return on regulatory capital	6.1	22.6	12.6	–	–	6.4	11.6	–
Cost/income ratio	93.6	75.1	83.8	–	–	90.6	88.1	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q16	2Q16	3Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	467	543	400	1,398	1,367
Provision for credit losses	(9)	0	0	20	0
Total operating expenses	437	408	335	1,266	1,204
Restructuring expenses	(15)	8	–	(34)	–
Adjusted total operating expenses	422	416	335	1,232	1,204
Income before taxes	39	135	65	112	163
Total adjustments	15	(8)	0	34	0
Adjusted income before taxes	54	127	65	146	163
Adjusted return on regulatory capital (%)	8.6	21.1	12.6	8.3	11.6

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

 Third Quarter 2016 Results  Presentation to Investors and Analysts  November 3, 2016

 Disclaimer  Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Statement regarding purpose and basis of presentation This presentation contains certain historical information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from 2015. In addition, "Illustrative,“ “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 3Q16 earnings reviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer  November 3, 2016

 Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix   Reported  APAC  IWM  SUB  IBCM  Global Markets  SRU  CS Group  Net revenues  Pre-tax income  Net revenues  Pre-tax income  Net revenues  Pre-tax income  Net revenues in USD mn  Pre-tax income in USD mn  Net revenues in USD mn  Pre-tax income in USD mn  Net revenues in USD mn  Pre-tax income in USD mn  Net revenues  Pre-tax Income  Net income attr. to shareholders  RWA in CHF bn  “Look-through” CET1 ratio  Leverage exposure in CHF bn  “Look-through” CET1 leverage ratio  3Q16  2Q16  3Q15  Adjusted  3Q16  2Q16  3Q15  917  911  885  152  206  162  917  911  885  175  216  162  1,081  1,145  1,093  245  245  197  1,081  1,145  1,093  241  260  247  1,667  1,337  1,364  758  453  400  1,321  1,337  1,364  431  457  400  479  558  414  39  141  68  479  558  414  55  132  68  1,396  1,671  1,632  92  156  271  1,396  1,671  1,632  150  208  403  (170)  (371)  (90)  (874)  (778)  (799)  (170)  (371)  (90)  (527)  (757)  (772)  5,396  5,108  5,985  222  199  852  5,050  5,108  5,362  327  290  432  41  170  779  270  271  12.0%  11.8%  949  967  3.4%  3.3%    Overview of Credit Suisse 3Q16 results  285  10.2%  1,045  2.8%  In CHF mn unless otherwise specified

Execution
Profitable growth
Capital
Detailed Financials

Key messages

1 Disciplined execution

- Continued progress on cost reductions with adjusted non-comp expenses[1] down 12% YoY; on track to beat 2016 cost targets

2 Continued focus on profitable growth

- APAC, IWM and SUB with wealth management inflows of CHF 9.2 bn[2] in 3Q16 and CHF 30.9 bn[2] at 9M16. Combined adjusted PTI of CHF 847 mn
- Strong revenue contribution in IBCM with outperformance in debt and equity capital markets; Global top 5 market positions across key products
- Continued profitability in Global Markets with positive momentum from core Credit franchise

3 Improved capital position

- SRU with reduction of USD 29 bn leverage exposure and USD 3 bn RWA
- "Look-through" CET1 ratio of 12.0%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Measured at constant FX rates (see Appendix)
2 Relating to Wealth Management in SUB, IWM and APAC

CREDIT SUISSE
November 3, 2016 5

 Adjustedtotal operating expenses at constant FX rates*in CHF bn   On track to beat 2016 cost targets      Execution  Profitable growth  Capital    Detailed Financials  2016 cost target of CHF 19.8 bn; average CHF 4.95 bn / quarter  -2%  -2%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix

 Progress on non-compensation expenses     2016    2015        1Q  2Q  3Q  Adjusted non-comp operating expenses at constant FX rates*in CHF mn  +3%  -8%  -12%  Execution  Profitable growth  Capital  Detailed Financials  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix

 Note: Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers 1 Includes departed and notified headcount  Total 2016 commitment  Achieved1 as of November 3  Remaining 2016 commitment  On track to deliver 2016 headcount reduction  6,000  Reduction to global headcount in 2016  Execution  Profitable growth  Capital  Detailed Financials

   Balanced approach to growth in Wealth Management  Assets under Management1in CHF bn    Mature Markets  Emerging Markets  1Q16  2Q16  + CHF 19 bn  1 Relating to Wealth Management in SUB, IWM and APAC  Execution  Profitable growth  Capital  Detailed Financials              3Q16  1Q16  2Q16  3Q16  + CHF 33 bn  + CHF 52 bn

Execution
Profitable growth
Capital
Detailed Financials

Wealth Management – attracting more net new assets

NNA in Wealth Management[1]
in CHF bn


+40%
30.9
22.1
APAC
14.8
13.9
15.2
IWM
1.2
SUB
6.1
1.8
9M15
9M16

	9M15	9M16
Adjusted gross margin[1,2] in bps	111	**115**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to Wealth Management in SUB, IWM and APAC
2 Adjusted to exclude Swisscard net revenues of CHF 148 mn for 9M15 in SUB Wealth Management

CREDIT SUISSE
November 3, 2016
10

   APAC – benefitting from an integrated approach  Execution  Profitable growth  Capital  Detailed Financials    Net new assets in CHF bn  Assets under management in CHF bn  Revenues in CHF mn        Underwriting,Advisory  WM  APAC Underwriting & Advisory rank1  #7  #1  1 Source: Dealogic (APAC ex Japan) as of September 30, 2016. Ranking amongst international banks for the first 9 months of 2015 and 2016  +14%  +98%      361    461    Total    +

   APAC profitability  Execution  Profitable growth  Capital  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  Detailed Financials  13%  Adjusted pre-tax incomein CHF mn  Adjusted return on regulatory capital†

   IWM – strong asset inflows  Execution  Profitable growth  Capital  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to IWM Wealth Management2 Relating to IWM† See Appendix  Detailed Financials  Adjusted return on regulatory capital 2,†  20%      NNA Wealth Management in CHF bn  AuM Wealth Management in CHF bn  Adjusted gross margin1in bps  106  111  3Q16

   Swiss Universal Bank – resilient performance  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  Execution  Profitable growth  Capital  Detailed Financials          Adjusted pre-tax income in CHF mn  Adjusted return on regulatory capital†

Execution
Profitable growth
Capital
Detailed Financials

IBCM – increased revenues in a seasonally slow quarter

IBCM Net revenues
in USD mn


+16%
479[1]
414[1]
76
54
246
218
168
166
3Q15
3Q16
Equity underwriting
Debt underwriting
Advisory
Δ 3Q16 vs 3Q15
+40%
+13%
(2)%

1 Total IBCM net revenues also include other revenues of USD (27) mn in 3Q15 and USD (8) mn in 3Q16

CREDIT SUISSE
November 3, 2016
15

Execution
Profitable growth
Capital
Detailed Financials

Global advisory and underwriting delivering increased revenues in new setup

Global advisory and underwriting revenues[1]
in USD mn


+22%
945
777
184
128
552
448
209
201
3Q15
3Q16
Equity underwriting
Debt underwriting
Advisory
Δ 3Q16 vs 3Q15
+44%
+23%
+4%

1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements

CREDIT SUISSE
November 3, 2016
16

   Global Markets – focus on operational leverage  Execution  Detailed Financials    RWA in USD bn  Adjusted operating expenses in USD bn    -16%  -6%  Leverage exposurein USD bn  313  296  Profitable growth  Capital  -15%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Adjusted operating expenses in USD bn

 SRU Leverage exposurein USD bn   SRU – significant progress in reducing leverage exposure and costs      -40%  Execution  Profitable growth    Detailed Financials  -20%  Capital  RWA in USD bn  75  55  58  Adjusted operating expenses in USD mn  661  351  424  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

   We have been deleveraging and investing capital into higher return areas  Risk-weightedassetsin CHF bn  Deleveraging and mitigation1      Investment into SUB, IWM,APAC, IBCM2  3Q15    -11%  3Q16 post investment  1 Deleveraging in GM, SRU and CC, including FX and methodology changes2 Relating to business impact only, excluding effects from FX and methodology changes  Execution  Profitable growth  Capital  Detailed Financials  3Q16 post deleveraging and mitigation

 Capital position improving – “look-through” CET1 ratio at 12.0%  Basel III CET1 capital ratio    Execution  Profitable growth  Capital  Detailed Financials

 Summary    Executing with discipline – cost reductionsGenerating profitable growthImproving capital position  Execution  Profitable growth  Capital  Detailed Financials

 Detailed Financials  November 3, 2016

Execution
Profitable growth
Capital
Detailed Financials

Results overview

Credit Suisse Group results	3Q16	2Q16	3Q15	9M16	9M15
Net revenues	5,396	5,108	5,985	15,142	19,587
Provision for credit losses	55	(28)	110	177	191
Total operating expenses	5,119	4,937	5,023	15,028	15,377
Pre-tax income/(loss)	222	199	852	(63)	4,019
Fair value on own debt	-	-	(623)	-	(995)
Real estate gains	(346)	-	-	(346)	(23)
(Gains)/losses on business sales	-	-	-	56	-
Restructuring expenses	145	91	-	491	-
Major litigation expenses	306	-	203	306	257
Adjusted					
Net revenues	***5,050***	***5,108***	***5,362***	***14,852***	***18,569***
Provision for credit losses	***55***	***(28)***	***110***	***177***	***191***
Total operating expenses	***4,668***	***4,846***	***4,820***	***14,231***	***15,120***
Pre-tax income	***327***	***290***	***432***	***444***	***3,258***
Net income/(loss) attributable to shareholders	**41**	**170**	**779**	**(91)**	**2,884**
Diluted Earnings/(loss) per share in CHF	**0.02**	**0.08**	**0.44**	**(0.05)**	**1.64**
Return on Tangible Equity[1]	**0.4%**	**1.7%**	**8.9%**	**(0.3)%**	**11.2%**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired

CREDIT SUISSE
November 3, 2016
23

     1 Business impact includes business moves and internally driven methodology and policy impact 2 FX impact and other reflects impact from FX and major external methodology changes3 Net of FX and major external methodology changes  Basel 3 RWA in CHF bn  285  270  3Q16 vs. 3Q15 Basel 3 RWA business impact3 in CHF bn  (12)  (3)  Business impact1  FX impactand other2  (20)  (8)  +16  Leverage exposure in CHF bn  3Q15  3Q16  FX impact    Business impact    (83)  (13)  Continued re-allocation of resources to growth areaswith increased capital ratios  Execution  Profitable growth  Capital  Detailed Financials  APAC  SUB  IWM  IBCM  +3  +3  +4  +6  3Q16 vs. 3Q15 Leverage exposure business impact3 in CHF bn  IWM  SUB  APAC  IBCM  (76)  (24)  (11)  (5)  +28  +14  +10  +9  12.0%  10.2%  CET1 ratio  3.4%  2.8%  CET1 leverage ratio  4.6%  3.9%  Tier1 leverage ratio

Execution
Profitable growth
Capital
Detailed Financials

9M16 net savings of CHF 1.46 bn, reaching full year 2016 target of CHF 1.4 bn

Adjusted operating expenses at constant FX rates* in CHF bn


2015
2016
2016 cost target of CHF 19.8 bn; avg. of 4.95/quarter
5.3
4.8
15.9
14.5
Average quarter 2015
3Q16
75% of full year 2015
9M16

Key messages

- 9M16 net expense savings of CHF 1.46 bn[1], reaching full year 2016 net savings target of CHF 1.4 bn, mainly driven by:
  - Net headcount reductions of 5,400 departed and notified contractor, consultant and employee headcount as part of the cost program
  - CHF 0.6 bn of lower deferred compensation expenses
  - CHF 0.2 bn of decreased professional services cost from the reduction of contractors and consultants
  - CHF 0.2 bn of reduced compensation expenses from lower employee headcount
- Committed to delivering 2016 cost target supported by planned further net headcount reductions of 600 in 4Q16 to reach 6,000 total net reduction in 2016

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Cost savings comparing 9M16 adjusted operating expenses at constant FX rates to 75% of full year 2015 cost base of CHF 21.2 bn * See Appendix

CREDIT SUISSE
November 3, 2016 25

Execution
Profitable growth
Capital
Detailed Financials

Swiss Universal Bank

Pre-tax income up YoY despite reduced client activity

Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Private Banking	814	840	857	(3)%	(5)%
Corp. & Inst. Banking	507	497	507	+2%	-
Net revenues	1,321	1,337	1,364	(1)%	(3)%
Provision for credit losses	30	9	39		
Total operating expenses	860	871	925	(1)%	(7)%
Pre-tax income	**431**	**457**	**400**	**(6)%**	**+8%**
Cost/income ratio	**65%**	**65%**	**68%**		
Return on regulatory capital†	**14%**	**15%**	**13%**		

Key metrics in CHF bn

		3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
PB	Adj. net margin in bps	35	42	34	(7)	1
PB	Net new assets	0.2	0.9	3.1		
PB	Mandates penetration	29%	28%	24%		
	Net loans	167	165	163	+1%	+3%
	Net new assets C&IB	(1.2)	0.7	1.9		
	Risk-weighted assets	66	65	59	+1%	+10%
	Leverage exposure	246	245	234	-	+5%

Key messages

- Adjusted pre-tax income up 8% compared to 3Q15:
  - Continued YoY profit growth
  - Revenues down 3% driven by low client activity partly offset by rebound in net interest income
  - Operating expenses down 7% despite continuous investment in regulatory, compliance and digitalization in Wealth Management
- Focus on growing 'Bank for Entrepreneurs'; targeting HNWI/UHNWI in Wealth Management and SME in C&IB, in addition to our leading Swiss corporates franchise

Wealth Management

- *Credit Suisse Invest* driving mandates penetration of 29%, up 5 pp. vs. 3Q15
- Selected exits in the External Asset Manager (EAM) business and regularization outflows impacting NNA by CHF (0.5) bn and CHF (0.4) bn, respectively

Corporate & Institutional Banking

- Continued strong results including benefits from reduced operating expenses, supported by lower corporate functions cost, and lower provisions for credit losses
- NNA impacted by outflows from a small number of individual cases

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE
November 3, 2016 26

Execution
Profitable growth
Capital
Detailed Financials

International Wealth Management

Robust performance in challenging markets and continued NNA momentum

Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Private Banking	789	811	785	(3)%	+1%
Asset Management	292	334	308	(13)%	(5)%
Net revenues	1,081	1,145	1,093	(6)%	(1)%
Provision for credit losses	-	16	11		
Total operating expenses	840	869	835	(3)%	+1%
Pre-tax income	**241**	**260**	**247**	**(7)%**	**(2)%**
Cost/income ratio	**78%**	**76%**	**76%**		
Return on regulatory capital†	**20%**	**22%**	**21%**		

Key metrics in CHF bn

		3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
PB	Adj. net margin in bps	25	27	28	(2)	(3)
PB	Net new assets	4.4	5.4	1.7		
PB	Mandates penetration	29%	29%	29%		
PB	Number of RM	1,160	1,170	1,190	(10)	(30)
PB	Net loans	43	43	41	-	+5%
	Net new assets AM	5.0	3.5	5.6		
	Risk-weighted assets	33	34	32	-	+4%
	Leverage exposure	89	95	94	(7)%	(5)%

Key messages

- Higher Wealth Management revenues vs. 3Q15 offset by growth investments and higher risk and compliance costs
- Asset Management with higher pre-tax income vs. 3Q15 reflecting effective cost control
- Continued NNA momentum across businesses and regions

Wealth Management

- Strong net interest income reflecting cumulative benefit of loan growth and higher margins
- Recurring revenues down vs. 3Q15 but broadly stabilized for last three quarters, while transaction revenues remained adversely affected in a challenging market environment
- NNA of CHF 4.4 bn (net of regularization outflows of CHF 1.5 bn) with inflows from emerging markets and Europe; AuM up 9% YoY
- Significant upgrade of RMs with senior and experienced hires offset by managed reductions and attrition

Asset Management

- 24% higher pre-tax income vs. 3Q15 driven by 10% lower expenses, resulting in a 4 pp. improvement in cost/income ratio
- Higher investment-related gains and broadly stable management fees were offset by lower investment and partnership income vs. 3Q15
- NNA of CHF 5.0 bn with strong contribution from emerging markets and fixed income products

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE
November 3, 2016 27

Execution
Profitable growth
Capital
Detailed Financials

Asia Pacific

Pre-tax income up YoY with continued investment in Wealth Management growth

Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Private Banking	346	337	303	+3%	+14%
Investment Banking	571	574	582	(1)%	(2)%
Net revenues	917	911	885	+1%	+4%
Provision for credit losses	34	3	24		
Total operating expenses	708	692	699	+2%	+1%
Pre-tax income	**175**	**216**	**162**	**(19)%**	**+8%**
Cost/income ratio	**77%**	**76%**	**79%**		
Return on regulatory capital†	**13%**	**16%**	**13%**		

Key metrics in CHF bn

		3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
PB	Adj. net margin in bps	17	23	19	(6)	(2)
PB	Net new assets	4.6	5.0	3.7		
PB	Number of RM	650	650	550	-	+100
	Net loans	39	38	34	+2%	+12%
	Risk-weighted assets	32	32	27	+2%	+21%
	Leverage exposure	108	108	100	+1%	+8%

Key messages

- Strong client activity levels with UHNWIs and Entrepreneurs across Wealth Management and Underwriting & Advisory
- Growth in WM with NNA of CHF 4.6 bn in 3Q16 and record level AuM; high level of collaboration between WM and IB
- Increase in operating expenses from investment in RMs and risk and compliance functions, partially offset by YoY cost reductions in IB
- YoY capital usage reflects growth in lending activities to UHNW/Entrepreneur clients

Wealth Management

- Revenue increase supported by higher loan volumes and AuM of CHF 169 bn
- Net margin down 2 bps vs. 3Q15 with growth in net interest income and transactional revenues offset by higher operating expenses and credit provisions
- Increase in provision for credit losses relates to a small number of share-based loans in Hong Kong

Investment Banking

- Stronger revenues in Underwriting & Advisory driven by Entrepreneur clients and improving markets
- Equities sales and trading weaker YoY, albeit stable QoQ
- Solid fixed income revenues reflecting strength in financing activities and gains on structured deposits

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE
November 3, 2016 28

Execution
Profitable growth
Capital
Detailed Financials

Investment Banking & Capital Markets

Results driven by increased underwriting activity; Top 5 ranks in all key products

Adjusted key financials in USD mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net revenues	479	558	414	(14)%	+16%
Provision for credit losses	(9)	-	-		
Total operating expenses	434	426	346	+2%	+25%
Pre-tax income	**55**	**132**	**68**	**(59)%**	**(19)%**
Cost/income ratio	**91%**	**76%**	**84%**		
Return on regulatory capital†	**9%**	**21%**	**13%**		

Key metrics in USD bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Risk-weighted assets	19	17	15	+10%	+21%
Leverage exposure	46	45	37	+2%	+25%

Key messages

- Results reflect continued execution of our strategy, evidenced by strong share of wallet gains:
  - 9M16 share of wallet[2] up versus 2015 in all key products
  - Top 5 rank[3] in each of announced M&A, ECM and Leveraged Finance for 9M16
  - Continued momentum with investment grade corporates
- Net revenues of USD 479 mn up 16% YoY driven by higher revenues in debt and equity underwriting, partially offset by lower advisory revenues
- Adjusted operating expenses up 25% YoY due to higher variable compensation; 9M16 adjusted expenses of USD 1.3 bn broadly stable vs. prior year period
- Risk-weighted assets of USD 19 bn, up 21% YoY, driven primarily by an increase in IBCM's share of the Corporate Bank

Total Advisory and Underwriting revenues[1] in USD mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Global advisory and underwriting revenues[1]	945	1,075	777	(12)%	+22%

- In 3Q16, global advisory and underwriting revenues of USD 945 mn, up 22% YoY, outperforming the industry-wide fee pool (up 4%)[3]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements
2 Source: Dealogic for the period ending September 30, 2016; includes Americas and EMEA only 3 Source: Dealogic for the period ending September 30, 2016 † See Appendix

CREDIT SUISSE
November 3, 2016 29

Execution
Profitable growth
Capital
Detailed Financials

Global Markets

Positive momentum in credit products offset by challenging equity market conditions

Adjusted key financials in USD mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Equities	330	550	536	(40)%	(38)%
Credit	740	758	723	(2)%	+2%
Solutions	359	423	414	(15)%	(13)%
Other	(33)	(60)	(40)		
Net revenues	1,396	1,671	1,632	(16)%	(14)%
Provision for credit losses	(6)	(17)	15		
Total operating expenses[1]	1,251	1,480	1,214	(15)%	+3%
Pre-tax income	**150**	**208**	**403**	**(28)%**	**(63)%**
Cost/income ratio	**90%**	**89%**	**74%**		
Return on regulatory capital†	**4%**	**6%**	**10%**		

Key metrics in USD bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Risk-weighted assets	53	52	63	+1%	(16)%
Leverage exposure	296	286	313	+3%	(6)%

Key messages

- Higher YoY credit products results, improved emerging markets revenues, notably in Latin America, and sustained market share through restructuring
  - Maintained #1 asset finance[2] rank vs. 3Q15 despite significant rescaling of franchise
  - Awarded Most Innovative Bank for Leveraged Finance and securitized products[3] and Structured Product Bank of the Year[4]
- Weakness in equity derivatives reflecting low volatility and muted client activity; cash and prime services revenues resilient in the Americas offset by weak trading results, particularly in EMEA
- Adjusted operating expenses up 3% YoY due to higher variable compensation
  - 9M16 adjusted expenses of USD 4.1 bn, down 6% YoY
  - Expected to approach end-2018 target of USD 5.4 bn by end-2016, reflecting substantial progress on accelerated cost reductions and lower costs in the UK
- RWA broadly stable compared to 2Q16, operating below end-2016 ceiling of USD 60 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Does not include restructuring expenses of USD 52 mn in 2Q16 and USD 53 mn in 3Q16 and major litigation of USD 7 mn and USD 132 mn in 3Q15 2 Thomson Reuters
3 The Banker, Investment Banking Awards 2016 4 GlobalCapital † See Appendix

CREDIT SUISSE
November 3, 2016 30

Execution
Profitable growth
Capital
Detailed Financials

Strategic Resolution Unit

Substantial reduction in RWA and leverage exposure; adjusted expenses down 47% YoY

Key financials in USD mn

		3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Adjusted	Net revenues	(170)	(371)	(90)	+54%	(89)%
	Provision for credit losses	6	(38)	21		
	Total operating expenses	351	424	661	(17)%	(47)%
	Pre-tax loss	**(527)**	**(757)**	**(772)**		
	Restructuring expenses	*23*	*21*	*-*		
	Major litigation expenses	*324*	*-*	*27*		
Pre-tax loss reported		**(874)**	**(778)**	**(799)**		

Key metrics in USD bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Risk-weighted assets	55	58	75	(5)%	(27)%
RWA excl. operational risk	35	38	56	(9)%	(37)%
Leverage exposure	119	148	196	(20)%	(40)%

Key messages

- Substantial progress in reducing leverage exposure and RWA in 3Q16 by USD 29 bn and USD 3 bn, respectively:
  - Loan and financing exposure reduced by more than 15% in the quarter through the sale of loans and facilities, in addition to the sale of Credit Suisse Park View BDC, Inc.
  - Bilateral derivatives trade count reduced by ~30% in the quarter through CDS step-outs; compression and unwinds across the macro and emerging market portfolios
- Adjusted pre-tax income improved by USD 230 mn vs. 2Q16:
  - Reduced revenue losses compared to 2Q16, driven by a recovery from 1H16 adverse credit markets, partially offset by losses on life insurance and a credit provision on ship finance portfolios
  - Exit costs at ~1% of RWA due to constructive market conditions
  - Continued progress on expense reductions; 3Q16 expenses down USD 73 mn vs. prior quarter
- Increase in major litigation provisions of USD 324 mn
- On a year-on-year basis, leverage exposure and RWA reduced by USD 78 bn and USD 20 bn, respectively; adjusted operating expenses lower by USD 310 mn, mainly driven by the exit from US Private Banking onshore business and reduced footprint in legacy Investment Banking businesses

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
November 3, 2016 31

Execution
Profitable growth
Capital
Detailed Financials

Key messages

1 Disciplined execution

- Continued progress on cost reductions with adjusted non-comp expenses[1] down 12% YoY; on track to beat 2016 cost targets

2 Continued focus on profitable growth

- APAC, IWM and SUB with wealth management inflows of CHF 9.2 bn[2] in 3Q16 and CHF 30.9 bn[2] at 9M16. Combined adjusted PTI of CHF 847 mn
- Strong revenue contribution in IBCM with outperformance in debt and equity capital markets; Global top 5 market positions across key products
- Continued profitability in Global Markets with positive momentum from core Credit franchise

3 Improved capital position

- SRU with reduction of USD 29 bn leverage exposure and USD 3 bn RWA
- "Look-through" CET1 ratio of 12.0%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Measured at constant FX rates (see Appendix)
2 Relating to Wealth Management in SUB, IWM and APAC

CREDIT SUISSE
November 3, 2016 32

 Appendix  November 3, 2016

Wealth Management businesses

NNA generation

APAC PB NNA in CHF bn


3.7
3.0
4.3
5.0
4.6
3Q15
4Q15
1Q16
2Q16
3Q16

IWM PB NNA in CHF bn


1.7
(4.2)
5.4
5.4
4.4
3Q15
4Q15
1Q16
2Q16
3Q16

SUB PB NNA in CHF bn


3.1
(2.9)
0.7
0.9
0.2
3Q15
4Q15
1Q16
2Q16
3Q16

Regularization outflows included in NNA in CHF bn

	3Q15	4Q15	1Q16	2Q16	3Q16
APAC PB	(0.1)	-	(0.1)	(0.1)	**(0.9)**
IWM PB	(0.3)	(2.5)	(1.0)	(1.0)	**(1.5)**
SUB PB	(0.3)	(0.3)	(0.4)	(0.3)	**(0.4)**

NNA growth (annualized)

	3Q15	4Q15	1Q16	2Q16	3Q16
APAC PB	9%	9%	11%	13%	**12%**
IWM PB	2%	(6)%	8%	8%	**6%**
SUB PB	5%	(5)%	1%	2%	**-**

CREDIT SUISSE
November 3, 2016
34

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’  SUB PB Adj. net margin in bps  243  243  241  3Q15  3Q16  2Q16  Adj. gross margin in bps  3Q15  3Q16  2Q16  IWM PB Adj. net margin in bps  295  304  294  3Q15  3Q16  2Q16  Adj. gross margin in bps  3Q15  3Q16  2Q16  APAC PB Adj. net margin in bps  144  165  155  3Q15  3Q16  2Q16  Adj. gross margin in bps  3Q15  3Q16  2Q16  Average AuM in CHF bn  204  214  254  206  190  197  69  69  90  Adj. pre-tax income in CHF mn  857  814  840  785  789  811  303  346  337  Adj. net revenues in CHF mn

Swiss Universal Bank

Private Banking and Corporate & Institutional Banking

Private Banking Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net interest income	446	441	452	+1%	(1)%
Recurring commissions & fees	243	240	255	+1%	(5)%
Transaction-based	125	159	151	(21)%	(17)%
Other revenues	-	-	(1)		
Net revenues	814	840	857	(3)%	(5)%
Provision for credit losses	13	7	14		
Total operating expenses	587	579	639	+1%	(8)%
Pre-tax income	**214**	**254**	**204**	**(16)%**	**+5%**
Cost/income ratio	**72%**	**69%**	**75%**		

Key metrics in CHF bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Adj. net margin in bps	35	42	34	(7)	1
Net new assets	0.2	0.9	3.1		
Assets under management	245	241	237	+1%	+3%
Mandates penetration	29%	28%	24%		
Number of RM	1,500	1,530	1,570	(30)	(70)

C&IB Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net interest income	278	242	256	+15%	+9%
Recurring commissions & fees	118	123	117	(4)%	+1%
Transaction-based	124	146	144	(15)%	(14)%
Other revenues	(13)	(14)	(10)		
Net revenues	507	497	507	+2%	-
Provision for credit losses	17	2	25		
Total operating expenses	273	292	286	(6)%	(5)%
Pre-tax income	**217**	**203**	**196**	**+7%**	**+11%**
Cost/income ratio	**54%**	**59%**	**56%**		

Key metrics in CHF bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net new assets	(1.2)	0.7	1.9		
Assets under management	285	281	263	+1%	+8%
Number of RM	480	470	470	+10	+10

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
November 3, 2016
36

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net interest income	326	304	259	+7%	+26%
Recurring commissions & fees	267	273	292	(2)%	(9)%
Transaction- and perf.-based	197	236	235	(17)%	(16)%
Other revenues	(1)	(2)	(1)		
Net revenues	789	811	785	(3)%	+1%
Provision for credit losses	-	16	11		
Total operating expenses	599	598	568	-	+5%
Pre-tax income	**190**	**197**	**206**	**(4)%**	**(8)%**
Cost/income ratio	**76%**	**74%**	**72%**		

Asset Management Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Management fees	218	220	224	(1)%	(3)%
Performance & placement rev.	41	42	35	(2)%	+17%
Investment & partnership inc.	33	72	49	(54)%	(33)%
Net revenues	292	334	308	(13)%	(5)%
Total operating expenses	241	271	267	(11)%	(10)%
Pre-tax income	**51**	**63**	**41**	**(19)%**	**+24%**
Cost/income ratio	**83%**	**81%**	**87%**		

Key metrics in CHF bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Adj. net margin in bps	25	27	28	(2)	(3)
Net new assets	4.4	5.4	1.7		
Assets under management	311	299	287	+4%	+9%
Net loans	43	43	41	-	+5%
Number of RM	1,160	1,170	1,190	(10)	(30)

Key metrics in CHF bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net new assets	5.0	3.5	5.6		
Assets under management	324	315	315	+3%	+3%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
November 3, 2016
37

Asia Pacific

Private Banking and Investment Banking

Private Banking Adjusted key financials in CHF mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Net interest income	159	143	114	+11%	+39%
Recurring commissions & fees	67	70	65	(4)%	+3%
Transaction- and perf.-based	120	124	103	(3)%	+17%
Other revenues	-	-	21		
Net revenues	346	337	303	+3%	+14%
Provision for credit losses	38	2	24		
Total operating expenses	239	245	210	(2)%	+14%
Pre-tax income	**69**	**90**	**69**	**(23)%**	-
Cost/income ratio	**69%**	**73%**	**69%**		

Investment Banking Adjusted key financials in USD mn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Fixed income sales & trading	152	172	101	(12)%	+50%
Equity sales & trading	349	350	468	-	(25)%
Underwriting & advisory	118	102	60	+16%	+97%
Other revenues	(32)	(34)	(26)		
Net revenues	587	590	603	(1)%	(3)%
Provision for credit losses	(4)	1	-		
Total operating expenses	482	458	505	+5%	(5)%
Pre-tax income	**109**	**131**	**98**	**(17)%**	**+11%**
Cost/income ratio	**82%**	**78%**	**84%**		

Key metrics in CHF bn

	3Q16	2Q16	3Q15	Δ 2Q16	Δ 3Q15
Adj. net margin in bps	17	23	19	(6)	(2)
Net new assets	4.6	5.0	3.7		
Assets under management	169	158	139	+7%	+22%
Number of RM	650	650	550	-	+100

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE November 3, 2016 38

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

	CS Group in CHF mn			SRU in USD mn			Corp. Ctr. in CHF mn			SUB PB in CHF mn			IWM PB in CHF mn			APAC PB in CHF mn		
	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Net revenues reported	**5,396**	**5,108**	**5,985**	**(170)**	**(371)**	**(90)**	**72**	**(95)**	**752**	**1,160**	**840**	**857**	**789**	**811**	**785**	**346**	**337**	**303**
Fair value on own debt	-	-	(623)	-	-	-	-	-	(623)	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	(346)	-	-	-	-	-	-	-	-	(346)	-	-	-	-	-	-	-	-
Net revenues adjusted	**5,050**	**5,108**	**5,362**	**(170)**	**(371)**	**(90)**	**72**	**(95)**	**129**	**814**	**840**	**857**	**789**	**811**	**785**	**346**	**337**	**303**
Provision for credit losses	**55**	**(28)**	**110**	**6**	**(38)**	**21**	**-**	**(2)**	**1**	**13**	**7**	**14**	**-**	**16**	**11**	**38**	**2**	**24**
Total operating expenses reported	**5,119**	**4,937**	**5,023**	**698**	**445**	**688**	**279**	**142**	**211**	**603**	**582**	**639**	**593**	**611**	**618**	**242**	**245**	**210**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	145	91	-	23	21	-	-	-	-	16	3	-	13	13	-	-	-	-
Major litigation provisions	306	-	203	324	-	27	-	-	-	-	-	-	(19)	-	50	3	-	-
Total operating expenses adjusted	**4,668**	**4,846**	**4,820**	**351**	**424**	**661**	**279**	**142**	**211**	**587**	**579**	**639**	**599**	**598**	**568**	**239**	**245**	**210**
Pre-tax income/(loss) reported	**222**	**199**	**852**	**(874)**	**(778)**	**(799)**	**(207)**	**(235)**	**540**	**544**	**251**	**204**	**196**	**184**	**156**	**66**	**90**	**69**
Total adjustments	105	91	(420)	347	21	27	-	-	(623)	(330)	3	-	(6)	13	50	3	-	-
Pre-tax income/(loss) adjusted	**327**	**290**	**432**	**(527)**	**(757)**	**(772)**	**(207)**	**(235)**	**(83)**	**214**	**254**	**204**	**190**	**197**	**206**	**69**	**90**	**69**

A full reconciliation of all quarters from 2014 to 3Q16 is available in the time series

CREDIT SUISSE
November 3, 2016 39

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

	SUB C&IB in CHF mn			IWM AM in CHF mn			APAC IB in CHF mn			APAC IB in USD mn			GM in USD mn			IBCM in USD mn		
	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Net revenues reported	507	497	507	292	334	308	571	574	582	587	590	603	1,396	1,671	1,632	479	558	414
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	507	497	507	292	334	308	571	574	582	587	590	603	1,396	1,671	1,632	479	558	414
Provision for credit losses	17	2	25	-	-	-	(4)	1	-	(4)	1	-	(6)	(17)	15	(9)	-	-
Total operating expenses reported	276	293	286	243	273	267	489	457	489	503	468	505	1,310	1,532	1,346	450	417	346
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	3	1	-	2	2	-	20	10	-	21	10	-	52	52	-	16	(9)	-
Major litigation provisions	-	-	-	-	-	-	-	-	-	-	-	-	7	-	132	-	-	-
Total operating expenses adjusted	273	292	286	241	271	267	469	447	489	482	458	505	1,251	1,480	1,214	434	426	346
Pre-tax income/(loss) reported	214	202	196	49	61	41	86	116	93	88	121	98	92	156	271	39	141	68
Total adjustments	3	1	-	2	2	-	20	10	-	21	10	-	59	52	132	16	(9)	-
Pre-tax income/(loss) adjusted	217	203	196	51	63	41	106	126	93	109	131	98	150	208	403	55	132	68

A full reconciliation of all quarters from 2014 to 3Q16 is available in the time series

CREDIT SUISSE
November 3, 2016
40

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted		Swisscard Impact[1]		SUB adj. ex Swisscard	
	1Q15	2Q15	1Q15	2Q15	1Q15	2Q15
Net interest income	611	685	9	9	602	676
Recurring commissions & fees	412	412	56	59	356	353
Transaction-based revenues	382	349	8	7	374	342
Other revenues	(5)	(7)		-	(5)	(7)
Net revenues	**1,400**	**1,439**	**73**	**75**	**1,327**	**1,364**
Provision for credit losses	**23**	**33**	**-**	**-**	**23**	**33**
Total operating expenses	**934**	**961**	**61**	**63**	**873**	**898**
Pre-tax income	**443**	**445**	**12**	**12**	**431**	**433**
Return on regulatory capital†	**14%**	**14%**	**-**	**-**	**14%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See Appendix-Notes
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank, is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE
November 3, 2016 41

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	9M16 in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Net revenues	16,211	29%	41%	13%	2%	15%
Total expenses[2]	13,410	32%	34%	5%	12%	17%
Swiss Universal Bank						
Net revenues	4,360	79%	12%	7%	1%	1%
Total expenses[2]	2,717	86%	3%	3%	3%	5%
International Wealth Management						
Net revenues	3,399	27%	38%	23%	2%	10%
Total expenses[2]	2,609	42%	23%	13%	10%	12%
Asia Pacific						
Net revenues	2,735	2%	44%	1%	1%	52%
Total expenses[2]	2,113	5%	22%	-%	2%	71%
Global Markets						
Net revenues	4,232	1%	59%	23%	2%	15%
Total expenses[2]	4,189	3%	61%	4%	25%	7%
Investment Bank & Capital Markets						
Net revenues	1,398	-%	90%	4%	4%	2%
Total expenses[2]	1,286	19%	57%	5%	14%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 9M16, the sensitivities are:

- USD/CHF impact on 9M16 pre-tax income by CHF + 212 / (212) mn
- EUR/CHF impact on 9M16 pre-tax income by CHF + 149 / (149) mn

Currency mix capital metric[4]


14%
7%
6%
8%
7%
13%
39%
42%
26%
46%
45%
47%
USD
CHF
CET1 capital 5
Basel 3 Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening of the USD (vs. CHF) would have a **(0.3) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.98 and EUR/CHF of 1.09 for the 9M16 results
4 Data based on September 2016 month-end currency mix and on a look-through basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
November 3, 2016
42

Notes  Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps). Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM.Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure  Specific notes  Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; ECM = Equity Capital Markets; EM = Emerging Markets; FTE = Full time equivalents; GM = Global Markets; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; M&A = Mergers & Acquisitions; NNA = Net new assets; PB = Private Banking; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); SME = Small and Medium Enterprises; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-year  Abbreviations

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: November 3, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer